U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            ------------------------------------
                                                      SEC FILE NUMBER
                                                        000-27869
                                            ------------------------------------

                                            ------------------------------------
                                                       CUSIP NUMBER
                                                       0526773 10 0
                                            ------------------------------------

                                  (Check One):


 [ ] Form  10-K [ ] Form  20-F [ ] Form  11-K  [X] Form 10-QSB [ ] Form N-SAR
                 [ ] Form 10-KSB

                      For the Period Ended: March 31, 2002

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:  ______________

---------------------------------

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

---------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

---------------------------------

Part I--Registration Information

---------------------------------

         Full Name of Registrant: Authoriszor Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                Authoriszor Inc.
                     c/o WRDC Ltd., First Floor, Ebor Court
                     Westgate, Leeds LS1 4ND United Kingdom
                          (City, Country and Zip Code)

---------------------------------

Part II--Rules 12b-25 (b) and (c)

---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

---------------------------------

Part III--Narrative

---------------------------------

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The registrant is in the process of negotiating certain transactions and documents as a result of which the registrant is unable to complete the Form 10-QSB to reflect these transactions in time for filing on the prescribed date. Such transactions will affect, among other items, the disclosure under the Management Discussion and Analysis or Plan of Operation item of Part I. The registrant intends to file its Form 10-QSB within the prescribed period allowed-by the rules relating to Form 12b-25.

---------------------------------

Part IV--Other Information

---------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

                     Garcia Hanson                011-44-113-245-4788
                         (Name)                    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes    [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment IV

                                Authoriszor Inc.
                  (Name of Registrant as specified in charter)

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2002                      By:   /s/ Garcia Hanson
                                            ------------------------------------
                                            Garcia Hanson
                                            Chief Operating Officer and
                                            Assistant Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


---------------------------------

                                  ATTACHMENT IV

         The following is a discussion of the estimated results of operations for the Authoriszor Inc. for three months ended March 31, 2002 compared with the three months ended March 31, 2001. Our financial statements for the quarter ended March 31, 2002 have not been completed and, therefore, theses numbers are subject to change and are being provided at this time in advance of the completion of such financial statements to comply with the requirements of Form 12b-25.

         Revenues

         Revenues for the three months ended March 31, 2002 increased by $1,175,003 for the three month period ended March 31, 2001, to $1,239,309. This increase resulted primarily from consolidating the operations of WRDC Ltd. ("WRDC") and Logsys Solutions Ltd. ("Logsys") following our acquisition of 66.4% of the outstanding capital stock of WRDC, effective May 8, 2001, the subsequent acquisition of all the remaining outstanding shares of capital stock of WRDC not then already owned by us, effective December 4, 2001, and our acquisition of 99.75% of the capital stock of Logsys on July 3, 2001.

         Cost of Revenues

         Cost of revenues for the three months ended March 31, 2002 increased to $345,547 from $36,005 in line with the revenue growth. The percentage gross margin for the three months ended March 31, 2002 was 69% respectively. This change in gross margin percentage reflects a reduction in the percentage amounts payable to resellers of WRDC under the terms of reseller agreements from December 31, 2001.

         Expenses

         Marketing and advertising costs for the three months ended March 31, 2002 were reduced by $304,509 to $87,723. This reduction is attributable primarily to our ongoing review of company-wide expenditures and our increased focus on cost reduction. This reduction in expenses was accompanied by a significant increase in sales.

         Administrative expenses consist primarily of salaries and benefits paid to our employees, related travel costs, occupancy and office costs, and severance costs as a result of the continued implementation of management's revised business plan.

         Administrative expenses for the three months ended March 31, 2002 increased by $33,654. It should be noted that administrative expenses for WRDC and Logsys for the three months ended March 31, 2002 were approximately $1,189,775. Accordingly, our administrative expenses without regard to these subsidiaries were $1,160,029 less than our administrative expenses compared to the three months ended March 31, 2001. This significant reduction reflects the closure of all US operations, the closure of certain UK sales offices, a reduction in UK corporate and development office space and termination of the respective employees associated with such closures.

         Other Income and Expense

         Interest income for the three months ended March 31, 2002 were $215,335 less than for the three months ended March 31, 2001. This reduction is primarily a result of our significantly reduced cash balances during such periods.

         Gain on sale of investments for the nine months ended March 31, 2002 was $283,018, compared to $60,529 for the same period a year ago. The gain is a result of the disposal of the remaining Minmet shares owned by us.

         Foreign currency (losses)/gains for the three months ended March 31, 2002 were ($16,493), compared to $(224,615) for the three months ended March 31, 2001.

Goodwill amortization for the three months ended March 31, 2002 increased by $158,637 compared to the three months ended March 31, 2001. This change reflects the amortization of goodwill which resulted from the acquisition of WRDC using the straight-line method over a period

         Net loss

         The net loss for the 3 months ended March 31, 2002 was $(2,478,273) compared to $(3,267,304) for the three months ended March 31, 2002. This is as a result of all the factors above.